Exhibit 8.01 (a)

VSB Bancorp, Inc.

VSB BANCORP, INC. ANNOUNCES CASH DIVIDEND

Contact Name:
Ralph M. Branca
President & CEO
(718) 979-1100

Staten Island, N. Y. — June 11, 2009. VSB Bancorp, Inc. (NASDAQ GM: VSBN), the holding company for Victory State Bank, announced today that its Board of Directors has declared a quarterly cash dividend of $0.06 per share payable on July 1, 2009 to stockholders of record on June 19, 2009. Joseph J. LiBassi, Chairman of the Board of Directors, stated, “Although the national and local economy continues to be weak, we are strong enough to pay our seventh consecutive cash dividend. Additionally, we recently announced our second stock repurchase plan. Our earnings and capital levels allow us to employ these strategies.”

Raffaele M. Branca, President and Chief Executive Officer, reported, “Our dividend payout ratio is 29.8% on first quarter 2009 earnings. In the midst of the turmoil in the banking industry and in the economy, we still maintain the capacity to enact capital programs. We have been ranked in the top 200 Community Banks, as reported by USBanker, for the third consecutive year.”

VSB Bancorp, Inc. is the one-bank holding company for Victory State Bank. Victory State Bank, a Staten Island based commercial bank, commenced operations on November 17, 1997. The Bank’s initial capitalization of $7.0 million was primarily raised in the Staten Island community. The Bancorp’s total equity increased to $23.9 million by March 31, 2009. The Bank operates five full service locations in Staten Island, the main office at 4142 Hylan Boulevard in Great Kills and branches on Forest Avenue in West Brighton, Hyatt Street in St. George, Hylan Boulevard in Dongan Hills and Bay Street in Rosebank.

The payment of dividends is at the discretion of the Board of Directors and nothing contained herein should be interpreted as a commitment to pay future dividends.

Statements contained in this press release, which are not historical facts, are forward -looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to materially differ from those currently, anticipated. Those risks and uncertainties include, among other things, possible future changes in (i) the local, regional or national economy, (ii) market interest rates, (iii) customer preferences; (iv) competition or (v) federal or state laws.